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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                                  ------------

                  Under the Securities and Exchange Act of 1934

                                Amendment No. 8*

                         Russ Berrie and Company, Inc.
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                                (Name of Issuer)

                        Common Stock, $0.10 stated value
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                         (Title of Class of Securities)

                                  782233 10 0
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                                 (CUSIP Number)

                             Joel I. Greenberg, Esq.
          Kaye Scholer LLP, 425 Park Avenue, New York, New York 10022
                                 (212)836-8000
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                  (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 April 22, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

--------------------
 * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP NO. 782233 10 0                                          Page 2 of 6 Pages

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1        NAME OF REPORTING PERSONS
         S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                       Myron Rosner

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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [ ]

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3        SEC USE ONLY

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4        SOURCE OF FUNDS

                       N/A

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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) [ ]

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       USA
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                        7      SOLE VOTING POWER

                                      229,908 Common Shares

                      ----------------------------------------------------------
  NUMBER OF             8      SHARED VOTING POWER
   SHARES
BENEFICIALLY                          4,625,201 Common Shares
  OWNED BY
    EACH              ----------------------------------------------------------
 REPORTING              9      SOLE DISPOSITIVE POWER
   PERSON
    WITH                              229,908 Common Shares

                      ----------------------------------------------------------
                       10      SHARED DISPOSITIVE POWER

                                      4,625,201 Common Shares

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,855,109 Common Shares

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                       23.5%

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14       TYPE OF REPORTING PERSON

                       IN

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                                                               Page 3 of 6 Pages

                                  SCHEDULE 13D

         The statement on Schedule 13D relating to the common stock, $0.10 stated value per share ("Common Shares"), of Russ Berrie and Company, Inc., a New Jersey corporation (the "Company"), filed on February 21, 2002 by Myron Rosner (the "Initial Schedule 13D"), as amended by Amendment Number 1 to the statement on Schedule 13D, filed on March 18, 2002 by Mr. Rosner ("Amendment No. 1"), as amended by Amendment Number 2 to the statement on Schedule 13D, filed on May 9, 2002 by Mr. Rosner ("Amendment No. 2"), as amended by Amendment Number 3 to the statement on Schedule 13D, filed on July 10, 2002 by Mr. Rosner ("Amendment No. 3"), as amended by Amendment Number 4 to the statement on
Schedule 13D, filed on August 9, 2002 by Mr. Rosner ("Amendment No. 4"), as amended by Amendment Number 5 to the statement on Schedule 13D, filed on August 22, 2002 by Mr. Rosner ("Amendment No. 5"), as amended by Amendment Number 6 to the statement on Schedule 13D, filed on September 19, 2002 by Mr. Rosner ("Amendment No. 6"), and as amended by Amendment Number 7 to the statement on
Schedule 13D, filed on January 6, 2003 by Mr. Rosner ("Amendment No. 7", and collectively with the Initial Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the "Schedule 13D"), is hereby amended as follows. Except as otherwise amended, the
Schedule 13D remains the same.

ITEM 4.           PURPOSE OF TRANSACTION

          Mr. Rosner, along with Angelica Berrie and Ilan Kaufthal, became executors of the Estate of Mr. Russell Berrie effective January 6, 2003. In addition, on April 22, 2004, The Russell Berrie 2001 Annuity Trust (the "Annuity Trust") made a required disposition of 1,772,849 Common Shares to the Estate of Mr. Russell Berrie, in accordance with the terms of the Trust Agreement governing the Annuity Trust.

         In accordance with the foregoing, the first sentence of Item 4 is hereby amended by deleting the words "designated to become" therefrom. The second sentence of Item 4 is hereby deleted in its entirety. The remainder of
Item 4 remains the same.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  Item 5 is hereby deleted in its entirety and replaced with the following:

                  "(a)-(b)*   Mr. Rosner beneficially owns 4,855,109 Common
                              Shares, which represents 23.5% of the Company's outstanding Common Shares, as follows:

                        (i) 2,757 Common Shares held in a roll-over IRA plan, with respect to which Common Shares Mr. Rosner has sole voting power and sole dispositive power.

                       (ii) 750 Common Shares held by Mr. Rosner as joint tenant with his spouse, with respect to which Mr. Rosner has shared voting power and shared dispositive power.

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                                                               Page 4 of 6 Pages

                       (iii) 2,771,988 Common Shares held by the Trust, of which Mr. Rosner is a co-trustee possessing shared voting power and shared dispositive power.

                       (iv) 1,852,463 Common Shares held by the Estate of Mr. Russell Berrie. Mr. Rosner, among others, is an executor of such Estate, possessing shared voting power and shared dispositive power.

                       (v) 227,151 Common Shares held by the Annuity Trust, of which Mr. Rosner is sole trustee possessing sole voting power and sole dispositive power.

                       Percentage beneficial ownership is calculated based on 20,695,842 Common Shares outstanding as of March 15, 2004, as reported in the Company's definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on April 12, 2004.

                       The share holdings disclosed herein do not include any of the 4,997,212 Common Shares beneficially owned by The Russell Berrie Foundation, a New Jersey Nonprofit Corporation (the "Foundation"), of which Mr. Rosner is a member of the board of trustees. Mr. Rosner disclaims beneficial ownership of all Common Shares beneficially owned by the Foundation.

                  * With respect to the Common Shares that Mr. Rosner holds as joint tenant with his spouse, Liesa Rosner, her business address is 155 Leroy Street, Tenafly, New Jersey 07670. Liesa Rosner is employed as a social worker with the Tenafly Board of Education, whose address is 500 Tenafly Road, Administration Building, Tenafly, New Jersey 07670, and she is a citizen of the United States. Mrs. Rosner has not been convicted of any of the offenses set forth in paragraph (d) of
                  Item 2 of Schedule 13D, nor has she been party to any proceeding described in paragraph (e) of Item 2 of Schedule 13D, in each case during the last five years. With respect to all other individuals with whom Mr. Rosner shares voting and dispositive power over Common Shares (as co-executors with Mr. Rosner of the Estate, in the case of Ms. Berrie and Mr. Kaufthal, and as co-trustees with Mr. Rosner with respect to the Trust, in the case of Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden): (i) Angelica Berrie is Chief Executive Officer of the Company; the Company's (and Ms. Berrie's) business address is 111 Bauer Drive, Oakland, NJ 07436, (ii) Mr. Kaufthal is Vice Chairman-- Investment Banking of Bear, Stearns & Co., Inc., an investment banking firm; the firm's (and Mr. Kaufthal's) business address is 383 Madison Avenue, New York, NY 10179, (iii) Mr. Seiden is Vice-President
                  - Herrod Construction, a construction company; the corporation's (and Mr. Seiden's) business address is 200 Old Palisade Road, Suite 17D, Fort Lee, NJ 07024, (iv) Mr. Weston serves as Honorary Chairman of Automatic Data Processing, Inc., a computerized transaction processing, data communication and information services company; the corporation's (and Mr. Weston's) business address is One ADP Boulevard, Roseland, NJ 07068; and (v) Mr. Benaroya is Chairman of the Board, President and Chief Executive Officer of United Retail Group, Inc., which operates a chain of retail specialty stores; the corporations' (and Mr. Benaroya's) business address is 365 West Passaic Street, Rochelle Park, NJ 07662. Each of Ms. Berrie and Messrs. Kaufthal, Seiden, Weston and Benaroya are citizens of the United States. None of Ms. Berrie nor Messrs. Kaufthal, Seiden, Weston or Mr. Benaroya has been convicted of any of the offenses

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                                                               Page 5 of 6 Pages

                  set forth in paragraph (d) of Item 2 of Schedule 13D, nor has any of them been party to any proceeding described in paragraph (e) of Item 2 of Schedule 13D, in each case during the last five years.

                  (c) The following transaction was effected during the past sixty days:

                           On April 22, 2004, the Annuity Trust transferred 1,772,849 Common Shares to the Estate of Mr. Russell Berrie as described in Item 4 above.

                  (d) Other than Mr. Rosner, Liesa Rosner (as joint tenant with Mr. Rosner with respect to certain Common Shares as described above), Angelica Urra Berrie, Josh Weston, Raphael Benaroya, Ilan Kaufthal and Norman Seiden (as co-executors with Mr. Rosner of the Estate, in the case of Ms. Berrie and Mr. Kaufthal, and as co-trustees with Mr. Rosner with respect to the Trust, in the case of Ms. Berrie and Messrs. Weston, Benaroya, Kaufthal and Seiden), no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares described as included herein.

                  (e)      Not applicable."

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                           May 4, 2004
                                 ---------------------------------
                                              (Date)

                                       /s/ Myron Rosner
                                 ---------------------------------
                                            (Signature)

                                 ---------------------------------

                                           Myron Rosner
                                 ---------------------------------
                                              (Name)